SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 28 August 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosure: SENS announcement dated 28 August 2006: Sasol announces the retirement of Trevor Munday, Deputy Chief Executive, Sasol Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

RETIREMENT OF TREVOR MUNDAY, DEPUTY CHIEF EXECUTIVE, SASOL LIMITED

Sasol announced today that Trevor Munday, deputy chief executive, will retire
from executive management at the end of the Company's current financial year
(30 June 2007). Prior to this retirement date, Mr Munday will utilise his
accumulated leave of approximately six months as from the end of December 2006.
He will step down as a director of Sasol Limited on 31 December 2006.

Pat Davies, chief executive, said: "Trevor and I have worked closely together
since assuming our responsibilities as the new leadership team in July 2005 to,
amongst other things, advance the transformation of Sasol. The new executive
directors Ms Nolitha Fakude, Dr Benny Mokaba and Ms Christine Ramon are rapidly
and successfully assuming responsibility for their respective portfolios and so
Trevor and I, with the understanding and support of our board, have agreed to
his early retirement."

Davies continued "Trevor's tenure as financial director was highly successful.
He also provided skilled and innovative leadership to our global chemicals,
corporate affairs and investor relations portfolios over the last five years. I
would like to thank Trevor for his commitment and the exceptional contribution
he has made to Sasol's success over the years."

Munday said: "The last seven years at Sasol of my 36-year career have been
extremely exciting and fulfilling. I retire from the group at a time which is
challenging and gratifying in terms of both the South African and international
growth opportunities being pursued. I am pleased to have played a role in
getting our new generation of leaders on board. They, together with our
colleagues who have been with us for many years, form a formidable team and I
feel comfortable to now move on.

I would like to thank Pieter Cox, members of the Sasol Board, Pat, my
colleagues on the group executive committee, those who worked directly with me
in my respective portfolios and all the people of Sasol for their camaraderie
and support during my years with the group. Collectively, they are an
incredibly committed and talented team and it has been my privilege and
pleasure to have been associated with them. They make Sasol a great company.
Its prowess and competitive strength has been built over the years on their
skills and effort. I wish them all much success and fun in future."

Sasol chairman, Pieter Cox, said: "On behalf of the board, I would like to
thank Trevor for his valuable contribution to the success of Sasol. We always
felt confident about the growth, efficiency and integrity of the group's
activities under his strong leadership. We wish him well in the years ahead."

28 August, 2006

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2006

                                        By: /s/   N L Joubert
                                               Name: Nereus Louis Joubert
                                               Title: Company Secretary